RMS

SEC Mail Processing Section
FEB 28 2018
Washington DC
406

18005449

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-68728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Douglas Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S Main Street
(No. and Street)

MT. VERNON (City) OH (State) 43050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Bullock 740-397-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd (Address) Columbus (City) Ohio (State) 43220 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon L Bullock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Douglas Investments, LLC, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUSAM M. THOMAS
Notary Public, State of Ohio
My Commission Expires 10-30-2021

Signature

FINOP
Title

Lusam M. Thomas
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation) as of December 31, 2017 and 2016, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lincoln Douglas Investments, LLC's management. Our responsibility is to express an opinion on Lincoln Douglas Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lincoln Douglas Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in

Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Lincoln Douglas Investments, LLC"s auditor since 2011.
Columbus, Ohio
February 27, 2018

LINCOLN DOUGLAS INVESTMENTS, LLC

BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

		2017		2016
ASSETS				
Cash	$	294,358	$	304,078
Receivable from broker-dealers and clearing organization		116,489		159,526
Accounts receivable - related party		7,937		15,996
Prepaid expenses		17,259		17,346
Total current assets		436,043		496,946
Deposit with clearing organization		50,000		50,000
	$	486,043	$	546,946
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	100	$	187
Commissions payable		249,535		324,035
Accrued liabilities		-		8,049
Total current liabilities		249,635		332,271
Subordinated debt		100,000		100,000
Total liabilities		349,635		432,271
Members' equity:				
Contributed capital		35,000		35,000
Retained earnings		101,408		79,675
Total members' equity		136,408		114,675
	$	486,043	$	546,946

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		2017		2016
Revenues:				
Commissions	$	1,126,460	$	1,081,620
Investment Advisory		85,488		79,515
Fee Income		404,827		297,750
Other income		145,613		197,494
Interest		6,732		3,470
Total revenues		1,769,120		1,659,849
Expenses:				
Commissions		1,262,102		1,143,602
Payroll Expense		194,256		204,529
Clearing House Charges		156,527		173,318
Office Expenses		39,289		36,886
Registration		25,014		27,258
Computer and Website		23,924		21,895
Printing and Postage		9,205		7,386
Professional fees		8,817		4,000
Telephone & Internet		6,365		5,715
Interest		5,029		5,090
Advertising		3,009		1,318
Investment Advisory		2,501		5,316
Client Rebates		1,504		4,116
Office rent		-		3,600
Other		9,845		32,116
Total expenses		1,747,387		1,676,145
Net income	$	21,733	$	(16,296)

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	79,675	95,971
Net income	21,733	(16,296)
Distributions	-	-
Balance at end of period	101,408	79,675
Total members' equity	$ 136,408	$ 114,675

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 21,733	$ (16,296)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	43,037	(79,682)
Accounts receivable - related party	8,059	(5,526)
Prepaid expenses	87	(1,289)
Increase (decrease) in:		
Accounts payable	(87)	(376)
Commissions payable	(74,500)	228,210
Accrued liabilities	(8,049)	(1,238)
Total adjustments	(31,453)	140,099
Net cash provided by (used in) operating activities	(9,720)	123,803
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions to members	-	-
Net cash used in financing activities	-	-
Net increase (decrease) in cash	(9,720)	123,803
Cash at beginning of period	304,078	180,275
Cash at end of period	$ 294,358	$ 304,078
Supplemental disclosures:		
Interest paid	$ 5,029	$ 5,090
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Subordinated Borrowings:		
Balance at beginning of period	$ 100,000	$ 100,000
Additional borrowings	-	-
Repayments or borrowings	-	-
Balance at end of period	$ 100,000	$ 100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2017, the Company is licensed in 35 states, including Alabama, Alaska, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2017. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Summary of Significant Accounting Policies - Continued

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $3,009 and $1,318 in 2017 and 2016, respectively.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2017, $16,642, or $50,000. At December 31, 2017 the Company's net capital as defined by SEC Rule 15c3-1 was $161,212 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2017 the ratio was 1.18 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable annually. The note has a stated maturity of April 11th, 2016, however, the Extension of Maturity provision was included within the agreement, allowing for an extension of an additional year without further action by either the lender or broker/dealer. The principal payment can only be made with FINRA approval.

(Continued)

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2017, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2014.

Note 6 – Leases

The Company entered into an operating lease for office space in December 2010. The lease agreement is controlled by one of the Company's members. The lease commenced in April 2011 and calls for monthly payments of $300 through March 2016. Total rent expense was recorded as $0.00 for 2017 and $3,600 for 2016.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2017, up to the date of audit report (February 27, 2018) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2017

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

NET CAPITAL		
Total members' equity		$136,408
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		236,408
Non-allowable assets:		
Accounts receivable – related party	$ 7,937	
Prepaid expenses	17,259	25,196
Net capital before haircuts on securities positions		211,212
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$211,212
6 2/3% of Aggregate Indebtedness		16,242
Minimum Net Capital Requirement – Greater of $50,000 or 6 2/3% of Aggregate Indebtedness of $249,635		50,000
Excess Net Capital		161,212
Computation of aggregate indebtedness:		
Commissions Payable		249,535
Other Accounts Payable		100
Total liabilities from Balance Sheet		$249,635
Ratio of aggregate indebtedness to net capital		1.18 to 1

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2017

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$211,212
Audit adjustments	-
Net capital per audited financial statements	$211,212

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2017

Schedule III

Computation of Reserve Requirement under Rule 15c3-1 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 153-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3–3 Exemption Report

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2017, without exception.

Lincoln Douglas Investments, LLC

I, Brandon Bullock, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brandon Bullock
FINOP

February 14, 2018

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2018

HHH
CPA GROUP

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

James Peters, CPA
jpeters@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lincoln Douglas Investments, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lincoln Douglas Investments, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lincoln Douglas Investments, LLC's management is responsible for Lincoln Douglas Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 27, 2018

LINCOLN DOUGLAS INVESTMENTS, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2017

	Payment Date	Payee	Amount
1st Half	July 31, 2017	SIPC	$ 478
2nd Half	February 12, 2018	SIPC	$ 562
			$ 1040

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2158*********************MIXED AADC 220
68728 FINRA DEC
LINCOLN DOUGLAS INVESTMENTS LLC
135 S MAIN ST
MOUNT VERNON, OH 43050-3323

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Bullock
740-397-1397

2. A. General Assessment (item 2e from page 2) $ 1040

B. Less payment made with SIPC-6 filed (exclude interest) (478)

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 562

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 562

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 562

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Douglas Investments, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12th day of February, 2018.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,769,120
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		–
(2) Net loss from principal transactions in securities in trading accounts.		–
(3) Net loss from principal transactions in commodities in trading accounts.		–
(4) Interest and dividend expense deducted in determining item 2a.		–
(5) Net loss from management of or participation in the underwriting or distribution of securities.		–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		–
(7) Net loss from securities in investment accounts.		–
Total additions		Ø
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		859,633
(2) Revenues from commodity transactions.		–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		115,563
(4) Reimbursements for postage in connection with proxy solicitation.		–
(5) Net gain from securities in investment accounts.		–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		95,545
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5029	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2452	
Enter the greater of line (i) or (ii)		5029
Total deductions		1,075,770
2d. SIPC Net Operating Revenues		$ 693,350
2e. General Assessment @ .0015		$ 1040

(to page 1, line 2.A.)